MAIL STOP 3561

	June 24, 2005

Mr. Harvey L. Weiss
President and Chief Executive Officer
Fortress America Acquisition Corporation
3 Bethesda Metro Center
Suite 700
Bethesda, MD  20814


Re:	Fortress America Acquisition Corporation
Registration Statement on Form S-1
File No. 333-123504
Amendment No. 2 Filed June 3, 2005


Dear Mr. Weiss,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the event that the company has circulated a preliminary prospectus with respect to this offering, please advise the staff as to the views of each of the company and the underwriter(s) as to the need to re-circulate a revised prospectus that reflects the revisions to the form of prospectus that have occurred since the original circulation of the preliminary prospectus.

Prospectus Summary

2. We note your response to comment three of our letter dated May
25,
2005. We did not calculate the average cost per share with the mistaken understanding that existing stockholders have conversion rights on their existing shares. We understand that existing shares will not be specifically eligible for the conversion feature or pro rata distribution, if it occurs. We are looking at this issue from the economic prospective and the average price existing shareholders pay for their "equity stake" in the company. Because existing stockholders received the initial shares at a minimal price, they would not be affected in the same proportion as public stockholders by exercising their conversion rights if they decide to do so on those shares for which such rights apply. For instance, existing stockholders will own 20% of the company after the offering due to their current holdings. If the existing stockholders purchased an additional 20% in the offering, and then decided to exercise their conversion rights with respect to that same 20% (which is essentially equal to the 19.99% limitation on conversion put into place), the existing stockholders would have effectively contributed $3.0071 per share to the company for their equity holdings in the company. Since the shares held by the existing stockholders are all economically fungible, their true economic weighted average cost of $3.00 per share is less than the conversion price of $5.38 per share and thus there is an incentive on the part of existing stockholders to exercise those conversion rights (with a spread in the amount of $2.38 per share converted) which does not exist in the case of the public stockholders. As such, we are still of the opinion that the prior comment regarding incentives and disincentives applies. Please revise the disclosure to discuss this.

Risk Factors

3. Please update the disclosure in the fourth risk factor. Your reference to the number of blank check companies and the amount of funds held in trust is no longer current. In addition, the risk factor should be revised to include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Please consult with your sources and revise as appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.


						Sincerely,



						John Reynolds
      Assistant Director


cc:  	Ms. Kristine Wellman
	Fax:  (216) 479-8780
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Harvey L. Weiss
Fortress America Acquisition Corporation
June 24, 2005
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